SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 19, 2011 re TAT Technologies Reporting First Quarter of Year 2011 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2011 First Quarter Results

GEDERA, Israel, Thursday, May 19, 2011 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month period ended March 31, 2011.

Financial Highlights:

TAT announced revenues of $21.4 million and a net income of $1.5 million for the three months ended March 31, 2011, compared to revenues of $18.4 million with net income of $0.7 million for the three months ended March 31, 2010 an increase of 17% in revenues and of 103% in net profit

During the first quarter of 2011, revenues were impacted by (i) the increase in revenues in the OEM of Electric Motion Systems segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; and (iii) the increase in revenues in the MRO Services for Aviation Components segment; (iv) partially offset by the decrease in revenues in the OEM of Heat Management Solutions segment.

Revenue breakdown by the principal operational segments for the three-month period ended March 31, 2011 and 2010, respectively, was as follows:

	Three Months Ended December 31.
	2011		2010
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$7,640	35.7%	$8,900	48.5%
Heat Transfer Services and Products *	6,467	30.2%	5,170	28.1%
MRO services of Aviation Components *	4,799	22.4%	3,784	20.6%
OEM of Electric Motion Systems	3,570	16.7%	1,945	10.6%
Eliminations	(1,074)	(5.0)%	(1,432)	(7.8)%
Total revenues	$21,402	100.00%	$18,367	100.00%

*
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months ended March 31, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to OEM of Heat Management Solutions.

Dr. Shmuel Fledel, TAT’s CEO commented:

“The first quarter of year 2011 was a successful period for TAT during which we increased our revenues and improved our margins, compared to the same period in 2010.  This improvement is attributable to the efforts we made during year 2010 in expanding our marketing and sales activities as well as in working rigorously to improve our production flow and yields. We continue to focus on our core capabilities while expanding our business offerings worldwide.

We are encouraged by global trends of increased traffic reported by airlines and we believe we are witnessing a steady recovery in the demand for MRO services, as well as positive indications from OEMs in the aerospace and defense industries, which impact our businesses.

We believe that our efforts along with continuing improvement in the global aviation industry, will sustain the improved trend line of our performances in 2011”.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	March 31,	March 31,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$28,820	$25,874
Marketable securities	2,547	2,934
Restricted deposit	5,081	5,065
Trade accounts receivable (net of allowance for doubtful accounts of $2,527 and $ 2,402 as of March 31, 2011 and March 31, 2010, respectively)	20,072	16,171
Inventories	33,152	34,478
Other accounts receivable and prepaid expenses	7,583	8,229

Total current assets	97,255	92,751

Investment in affiliate	4,535	9,105
Funds in respect of employee right upon retirement	2,959	2,681
Long-term deferred tax	1,128	158
Property, plant and equipment, net	14,356	14,202
Intangible assets, net	1,736	2,801
Goodwill	1,144	5,296

Total assets	$123,113	$126,994

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	9,556	1,828
Trade accounts payables	7,796	7,935
Other accounts payable and accrued expenses	7,371	5,260

Total current liabilities	24,723	15,023

LONG-TERM LIABILITIES:

Long-term loans, net of current maturities	798	7,300
Other accounts payable	129	-
Liability in respect of employee rights upon retirement	3,531	3,227
Long-term deferred tax liability	775	2,905

	5,233	13,432

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at March 31, 2011 and 2010; Issued and outstanding: 8,815,003 shares at March 31, 2011 and 2010	2,790	2,790
Additional paid-in capital	64,449	64,407
Accumulated other comprehensive loss	(249)	(808)
Treasury stock, at cost, 258,040 shares at March 31, 2011 and 2009, respectively	(2,018)	(2,018)
Retained earnings	24,964	31,385
Total TAT Technologies shareholders' equity	89,936	95,756
Noncontrolling interest	3,221	2,783

Total equity:	93,157	98,539

Total liabilities and equity	$123,113	$126,994

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended
	March 31,
	2011	2010

Revenues:
OEM of Heat Management Solutions	$7,640	$8,900
Heat Transfer Services and Products *	6,467	5,170
MRO services for Aviation Components *	4,799	3,784
OEM of Electric Motion Systems	3,570	1,945
Eliminations	(1,074)	(1,432)
	21,402	18,367

Cost and operating expenses:
OEM of Heat Management Solutions	5,392	5,961
Heat Transfer Services and Products	4,698	4,089
MRO services for Aviation Components	4,067	3,605
OEM of Electric Motion Systems	2,487	1,528
Eliminations	(952)	(1,204)
	15,692	13,979
Gross Profit	5,710	4,388

Research and development costs	265	141
Selling and marketing expenses	882	706
General and administrative expenses	2,469	2,941
	3,616	3,788
Operating income	2,094	600

Financial expense	(308)	(388)
Financial income	517	341

Income before income taxes	2,303	553

Taxes on income	780	26

Net income	1,523	527
Share in results of affiliated company	86	206
Net loss (income) attributable to Non controlling interest	(107)	5
Net income attributable to TAT Technologies shareholders	$1,502	$738
Earning per share
Basic net income per share	$0.17	$0.08
Diluted net income per share	$0.17	$0.08

Weighted average number of shares - basic	8,815,003	8,815,003
Weighted average number of shares - diluted	8,815,003	8,815,003

*
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months ended March 31, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to OEM of Heat Management Solutions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products and (iv) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

Until December 31, 2010, TAT operated under three segments. As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months ended March 31, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to OEM of Heat Management Solutions.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

Heat Transfer Services and Products includes the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Three months ended March 31, 2011 compared with three months ended March 31, 2010

Revenues. Total revenues for the three months ended March 31, 2011, were $21.4 million compared to $18.4 million for the three months ended March 31, 2010, an increase of 17%. This reflects (i) the increase in revenues in the OEM of Electric Motion Systems segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; and (iii) the increase in revenues in the MRO Services for Aviation Components segment; (iv) partially offset by the decrease in revenues in the OEM of Heat Management Solutions.

Cost of revenues. Cost of revenues was $15.7 million for the three months ended March 31, 2011 compared to $14.0 million for the three months ended March 31, 2010, an increase of 12%. This reflects an increase in cost of revenues in the Heat Transfer Services and Products, in the MRO Services for Aviation Components and in the OEM of Electric Motion Systems operations arising from their increased revenues, partially offset by the decrease in cost of revenues in the OEM of Heat Management Solutions.

Cost of revenues as a percentage of revenues decreased to 73% for the three months ended March 31, 2011, compared to 76% for the three months ended March 31, 2010. This decrease is attributable to product mix with higher margin products sold during this quarter in the OEM of Electric Motion Systems operations, in the Heat Transfer Services and Products and in the MRO Services for Aviation Components, as well as to a lower rate of fixed production costs derived by the increased revenues in these operating segments.

Research and development. Research and Development expenses were $0.3 million for the three months ended March 31, 2011, compared to $0.1 million for the three months ended March 31, 2010, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1.2% for the three months ended March 31, 2011, compared to 0.8% for the three months ended March 31, 2010. TAT expects to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.9 million for the three months ended March 31, 2011, compared to $0.7 million for the three months ended March 31, 2010, an increase of 25%. The increase was primarily attributable to additional selling and marketing expenses in the Heat Transfer Services and Products in connection with the increase of this segment's revenues. Selling and marketing expenses as a percentage of revenues were 4.1% for the three months ended March 31, 2011, compared to 3.8% for the three months ended March 31, 2010. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $2.5 million for the three months ended March 31, 2011, compared to $2.9 million for the three months ended March 31, 2010, a decrease of 16%. The decrease in general and administrative expenses was primarily attributable to a $0.4 million expense recorded in the three months ended March 31, 2010 in connection with a commercial dispute between TAT’s U.S. subsidiary, Piedmont and TAT’s affiliated company, First Aviation Services, Inc. or ‘FAvS’ related to a propeller maintenance contract which had been contributed to FAvS by Piedmont on December 4, 2009. General and administrative expenses as a percentage of revenues decreased to 12% for the three months ended March 31, 2011, from 16% for the three months ended March 31, 2010.

Operating income. For the three months ended March 31, 2011, TAT reported operating income of $2.1 million compared to operating income of $0.6 million for the three months ended March 31, 2010. The increase in operating income is primarily attributable to the increased revenues, to higher margin products sold during this quarter and to the decrease in general and administrative expenses.
Financial expense. Financial expense for the three months ended March 31, 2011, was $0.3 million compared to financial expense of $0.4 million for the three months ended March 31, 2010. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel, and from interest payments on long-term loans.

Financial income. Financial income for the three months ended March 31, 2011, was $0.5 million, compared to $0.3 million for the three months ended March 31, 2010. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, and from the change in the fair value of unrealized forward transactions profits as of the quarter's end.

Taxes. Total tax expense for the three months ended March 31, 2011, was $0.8 million, compared to total tax expense of $0.03 million for the three months ended March 31, 2010. The increase in tax expense for the three months ended March 31, 2011, is primarily attributable to an increase in pre-tax income in the OEM of Electric Motion Systems operations in Israel, an increase in the pre-tax income in the company’s operations in the U.S.; offset by decreased income before tax in the OEM of Heat Management Solutions operations in Israel.

Share in Results of affiliated Company. TAT recognized income of $0.1 million from its 37% interest in FAvS’s results for the three months ended March 31, 2011 compared to income of $0.2 million for the three months ended March 31, 2010.

Net income (loss) attributable to noncontrolling interest. TAT recognized net income of $0.1 million attributable to noncontrolling interest for the three months ended March 31, 2011, attributable to our 70% held Bental subsidiary, compared to an immaterial  loss attributable to noncontrolling interest for the three months ended March 31, 2010.

Net income attributable  to controlling interest. TAT recognized a net income of $1.5 million for the three months ended March 31, 2011 compared to net income of $0.7 million for the three months ended March 31, 2010.

Liquidity and Capital Resources

As of March 31, 2011, TAT increased its total financial assets compared with March 31, 2010. As of March 31, 2011, TAT had cash and cash equivalents and short-term deposits of $28.8 million, short term investments and marketable securities of $2.5 million and restricted cash of $5.1  million, which equated to $36.4 million of financial assets, compared with cash and cash equivalents and short-term deposits of $25.9 million, short term investments and marketable securities of $2.9 million and restricted cash of $5.1 million, which equated to $33.9 million of financial assets as of March 31, 2010.

On June 15, 2010, TAT’s subsidiary, Limco-Piedmont renewed its credit facility with a U.S bank for an additional 12 months ending on September 15, 2011 for borrowings of up to $10 million under certain conditions, of which, as of March 31, 2011, Limco-Piedmont utilized $3.0 million.

In connection with TAT's affiliated company, FAvS, on October 1, 2010, TAT’s subsidiary, Limco-Piedmont agreed to extend a guarantee for $6.6 million regarding a debt incurred by FAvS in connection with the KATR acquisition, by providing a letter of credit to the lender for FAvS. The guaranty is for a period of 15 months ending December 31, 2011 and its amount is reduced as such debt amortizes in increments of $0.1 million per month. Limco-Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit is drawn upon. Limco-Piedmont also entered into an intercreditor agreement with the lender to FAvS which will subordinate Limco-Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. As of March 31, 2011 the guaranty amount is $6.0 million.

With regards to loans in the total amount of $6,250 received by TAT from an Israeli bank, as of March 31, 2011, TAT does not meet a certain covenant that relates to the ratio of TAT’s loan as mentioned above to TAT’s share in Bental’s net profit. TAT is working to come to terms with the Israeli bank and accordingly, the loan was classified as short term liability. On May 2011, TAT repaid $750 in accordance with the loan’s repayment schedule.

Entry into Consulting Agreement with Avi Ortal

In April 2011, Avi Ortal, the Chief Executive Officer of the Company’s subsidiary, Limco-Piedmont, Inc., advised TAT’s Board of his intention to terminate his employment on July 31, 2011.  On May 18, 2011, Mr. Ortal entered into a Consulting Agreement with TAT, effective for a period of eight  months following the termination of his employment, to provide part-time consulting services to TAT with respect to its U.S. based subsidiaries.  Mr. Ortal will receive consulting fees of $20,000 per month for such services.

Seasonality

None

Subsequent Event

None

*  *  *  *  *

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact: Miri Segal-Scharia MS-IR LLC Tel:1-917-607-8654 msegal@ms-ir.com	Yaron Shalem – CFO TAT Technologies Ltd. Tel: 972-8-862-8500 yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: May 19,  2011